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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


PROXIES, PROXIES, PROXIES

MULTIPLE MAILINGS FROM HP, OPPOSITION CAUSING QUESTIONS, CONFUSION

Your local postal service has literally been bearing the burden of delivering a small avalanche of merger proxy materials to employees in recent weeks. Since February 6, when the official mailings from HP began, multiple copies of proxy materials containing the proxy statement itself and the white proxy or voting instruction card have been showing up in mail boxes and stuffed through mail slots around the world.

In addition, similar mailings from HP's opposition, led by Walter Hewlett and containing a green proxy or voting instruction card, have also been arriving regularly at employees' home or business address.

In many cases, employees are receiving multiple copies for reasons explained below. On the other end of the continuum, many employees outside the United States have not yet received any proxy materials, which is causing them some concern. So let's try to explain what is happening, what can be expected during the next several weeks and how to ensure employees get a chance to vote their shares.

MOUNTING MOUND OF MAIL

Many of the explanations for the mounting mound of proxy-related mail are answered in an online document called "Shareowner Vote FAQs," [filed by HP with the Securities and Exchange Commission on February 12, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934] at [HP's internal web site].

For example, according to the document, all HP shareowners of record as of the close of business on January 28, 2002, will receive a joint proxy statement/prospectus containing information about the merger and the special shareowner meeting that will be held March 19. They also are receiving the white

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proxy or voting instruction card that the HP Board of Directors recommends employees sign, date and return.

If you sign, date and return your proxy or voting instruction card, you do not need to attend the special March 19 meeting in order to vote your shares. The meeting will be held at The Flint Center in Cupertino, California, beginning at 8:00 a.m. (Pacific time). The results of the proxy vote will be posted on [HP's internal web site] as soon as the voting is completed and certified.

MULTIPLE SETS OF MATERIALS

Here's where it starts to get more complicated. Many employees have received -- and will continue to receive -- additional sets of voting materials. You should expect to receive separate voting materials for the various ways in which you hold HP shares. For example, if you have a brokerage account, hold HP shares through TAXCAP and also hold HP shares through the Stock Ownership Plan, you will receive voting materials for each one.

There are clues to telling which materials represent which account. For example, any voting materials representing your shares in TAXCAP will contain references to Fidelity, which administers the TAXCAP plan for HP. In addition, there are numbers at the top of some proxy or voting instruction cards that correspond to account holdings.

However, the best way to ensure that all your shares are voted for all your accounts is to sign, date and return all the white proxy or voting instruction cards that you receive. If you disagree with the HP board's position, you have the option of voting against the transaction on the white proxy or voting instruction card, or returning the green proxy or voting instruction cards provided by the opposition.

For employees outside the United States, the document says you should expect to receive your mailings within three weeks of February 6, which means by the end of February. To ensure that your proxy votes are counted, you should return the signed and dated voting cards as quickly as possible. If you do not receive the materials by the end of February, there are contacts listed in the FAQ document where you can request additional materials.

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CONFIDENTIAL VOTING PROCESS

Employees are also allowed to change their minds and sign, date and return subsequent proxy or voting instruction cards -- as long as the card is received in time for the March 19 official, independent proxy vote counting. If employees submit multiple cards for the same account or accounts, the last signed, dated and submitted (and received) proxy or voting instruction card for each account is the one that will be recorded. This is why the mailings will continue until the final count occurs.

"We know it's going to be frustrating to people," said HP Chief Financial Officer Bob Wayman during the Senior Leaders Communication Meeting on February
20. "It is, though, a proven method that the more the contact, the more the follow-up, the more likely you are to win the vote. Both sides believe that so, guess what? It's going to be non-stop until the very end."

Some employees have also expressed concern about the confidentiality of the voting process, especially since many are receiving telephone calls at home soliciting their vote. Back to the FAQ document, which states: "It is HP's policy that proxy instructions, ballots and voting tabulations that identify individual shareowners are handled in a manner that protects voting privacy."

For detailed information on the proxy voting process, please read through the "Shareowner Vote FAQs" on [HP's internal web site].

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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